Exhibit 21.1
Universal Electronics Inc.
List of Subsidiaries of the Registrant
One For All Argentina S.R.L (organized under the laws of Argentina)
One For All France S.A.S. (organized under the laws of France)
One For All GmbH (organized under the laws of Germany)
One For All Iberia S.L. (organized under the laws of Spain)
One For All UK, Ltd. (organized under the laws of the United Kingdom)
UE Singapore Pte. Ltd. (organized under the laws of Republic of Singapore)
UEI Cayman Inc. (organized under the laws of the Cayman Islands)
UEI Electronics Private Limited (organized under the laws of India)
UEI Hong Kong Holdings Co. Pte. Ltd. (organized under the laws of Hong Kong)
UEI Hong Kong Private Limited (organized under the laws of Hong Kong)
Ultra Control Consumer Electronics GmbH (organized under the laws of Germany)
Universal Electronics BV (organized under the laws of the Netherlands)
Universal Electronics Italia S.R.L. (organized under the laws of Italy)